Date: 28/04/2009	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: PANTHERA EXPLORATION INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	25/05/2009
Record Date for Voting (if applicable) : 25/05/2009
Meeting Date :	29/06/2009
Terminal City Club
837 West Hastings Street
Meeting Location (if available) :
Vancouver BC
V6C 3N6

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	69867E106	CA69867E1060

Sincerely, Computershare Trust Company of Canada / Computershare Investor Services Inc. Agent for PANTHERA EXPLORATION INC.

Date: 18/06/2009	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: PANTHERA EXPLORATION INC. -AMENDMENT

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Annual General and Special
Meeting Type :
Meeting (amended)
Record Date for Notice of Meeting :	25/05/2009
Record Date for Voting (if applicable) : 25/05/2009
Meeting Date :	22/07/2009 (amended)
Terminal City Club
837 West Hastings Street
Meeting Location (if available) :
Vancouver BC
V6C 3N6

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	69867E106	CA69867E1060

Sincerely, Computershare Trust Company of Canada / Computershare Investor Services Inc. Agent for PANTHERA EXPLORATION INC.